January 20, 2015

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Tom Kluck, Branch Chief

Re:	Strategic Storage Growth Trust, Inc.

Registration Statement on Form S-11, as amended

File No. 333-193480

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Strategic Storage Growth Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EST) on January 20, 2015 or as soon thereafter as practicable. The Company hereby withdraws the acceleration request it filed with the Commission on January 15, 2015 and requests that the Commission use this acceleration request instead.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael K. Rafter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, at (404) 443-6702 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Tom Kluck, Branch Chief

January 20, 2015

Very truly yours, Strategic Storage Growth Trust, Inc.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer and President

cc:   Ms. Stacie Gorman